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                                     May 15, 1996

Nicholas Konstant
400 N. MC Clurg Court, #3810
Chicago, IL  60611                                          FAX: (312) 670-2476


Re: Auburn Farms Acquisition Fees


Dear Mr. Konstant

    Please accept this letter as confirmation of the your discussions with Mark Beychok and Joff Pollon today. Specifically;

1) You are due a Finder's Fee for identifying the Auburn Farms acquisition opportunity, and performing the initial due diligence, and providing the eventual introductions of Vitafort and Auburn Farms Management.
2) In recognition of our current desire to conserve cash assets, and as a demonstration of your belief in the value of transaction to Vitafort, you had agreed to accept equity in Vitafort as remuneration for Finder's Fees, subject to the approval of the Board of Directors of Vitafort. The negotiated and agreed equity consideration was the grant 150,000 common shares of Vitafort International Corporation, and 1,350,000 stock purchase options, to be granted and valued as of the date of the acquisition. The form of the option would be comparable to that previously issued under your Strategic Services Consulting Agreement.
3) Your existing Strategic Services Consulting Agreement provides remuneration for your additional services of assisting management in identifying, exploring, and evaluating alternative acquisition structures/techniques for the benefit of Vitafort.
4) The Board of Directors considered and approved the stock and option grant as described above, including registration of the granted shares (and the shares underlying the options) in the next applicable SEC registration statement.

    If the foregoing agrees with your understanding of the events and terms, please indicate your acceptance below. We have begun the preparation of an S-8 registration for submission in the very near future, and will attempt to include you in same.

                                 Very truly yours,


                                 /S/ ELOY L. ELLIS
                               ---------------------
                                     Eloy Ellis

                                 AGREED & ACCEPTED


                               /S/ NICHOLAS KONSTANT
                            ---------------------------
                                 Nicholas Konstant